UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

ARI NETWORK SERVICES, INC.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

1930205

(CUSIP Number)

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Wynnefield Partners Small Cap Value, L.P.

450 Seventh Avenue, Suite 509

New York, New York 10123

Attention: Mr. Nelson Obus

April 17, 2013

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ].

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1

SCHEDULE 13D

CUSIP No. 1930205	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Partners Small Cap Value, L.P. 13-3688497
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 359,559 (See Item 5)
OWNED BY EACH	8	SHARED VOTING POWER 0 (See Item 5)
REPORTING	9	SOLE DISPOSITIVE POWER 359,559 (See Item 5)
PERSON WITH	10	SHARED DISPOSITIVE POWER 0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 359,559 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON* PN

2

SCHEDULE 13D

CUSIP No. 1930205	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Partners Small Cap Value L.P. I 13-3953291
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 571,881 (See Item 5)
OWNED BY EACH	8	SHARED VOTING POWER 0 (See Item 5)
REPORTING	9	SOLE DISPOSITIVE POWER 571,881 (See Item 5)
PERSON WITH	10	SHARED DISPOSITIVE POWER 0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 571,881 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON* PN

3

SCHEDULE 13D

CUSIP No. 1930205	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Small Cap Value Offshore Fund, Ltd. (No IRS Identification No.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 268,560 (See Item 5)
OWNED BY EACH	8	SHARED VOTING POWER 0 (See Item 5)
REPORTING	9	SOLE DISPOSITIVE POWER 268,560 (See Item 5)
PERSON WITH	10	SHARED DISPOSITIVE POWER 0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 268,560 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14	TYPE OF REPORTING PERSON* CO

4

SCHEDULE 13D

CUSIP No. 1930205	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Capital Management, LLC 13-4018186
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 931,440 (See Item 5)
OWNED BY EACH	8	SHARED VOTING POWER 0 (See Item 5)
REPORTING	9	SOLE DISPOSITIVE POWER 931,440 (See Item 5)
PERSON WITH	10	SHARED DISPOSITIVE POWER 0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 931,440 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON* OO

5

SCHEDULE 13D

CUSIP No. 1930205	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Capital, Inc. 13-3688495
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 268,560 (See Item 5)
OWNED BY EACH	8	SHARED VOTING POWER 0 (See Item 5)
REPORTING	9	SOLE DISPOSITIVE POWER 268,560 (See Item 5)
PERSON WITH	10	SHARED DISPOSITIVE POWER 0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 268,560 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14	TYPE OF REPORTING PERSON* CO

6

SCHEDULE 13D

CUSIP No. 1930205	Page 7 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Nelson Obus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 1,200,000 (See Item 5)
OWNED BY EACH	8	SHARED VOTING POWER 0 (See Item 5)
REPORTING	9	SOLE DISPOSITIVE POWER 1,200,000 (See Item 5)
PERSON WITH	10	SHARED DISPOSITIVE POWER 0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,200,000 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.95%
14	TYPE OF REPORTING PERSON* IN

7

SCHEDULE 13D

CUSIP No. 1930205	Page 8 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Joshua Landes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 1,200,000 (See Item 5)
OWNED BY EACH	8	SHARED VOTING POWER 0 (See Item 5)
REPORTING	9	SOLE DISPOSITIVE POWER 1,200,000 (See Item 5)
PERSON WITH	10	SHARED DISPOSITIVE POWER 0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,200,000 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.95%
14	TYPE OF REPORTING PERSON* IN
8

Item 1. Security and Issuer.

This Amendment No. 2 to Schedule 13D relates to the Common Stock, $.001 value per share (the “Common Stock”), of Ari Network Services, Inc., a Wisconsin corporation (the “Issuer”). This Amendment amends and supplements the Items set forth below of the Wynnefield Reporting Persons’ Schedule 13D previously filed with the Securities and Exchange Commission on March 18, 2013 (Accession Number: 0001144201-13-018009), as amended by Amendment No. 1 filed with the Securities and Exchange Commission on April 15, 2013 (Accession Number: 0001144204-13-022301), (collectively, the “Statement”). Terms defined in the Statement are used herein with the same meaning. The Reporting Persons are filing this Amendment to report additional purchases of shares of Common Stock of the Issuer and to correct share ownership data previously reported which included Warrants as being presently exercisable. The Reporting Persons have been informed that such Warrants are not presently exercisable and therefore have been omitted from share ownership numbers throughout this Amendment.

Item 3. Source and Amount of Funds or Other Consideration.

The securities reported in this Statement as directly beneficially owned by the Wynnefield Reporting Persons were acquired with funds of $2,044,714 (excluding brokerage commissions). All such funds were provided from the working capital of the Wynnefield Reporting Persons which directly beneficially own such securities.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended as follows:

(a), (b) and (c). As of April 17, 2013, the Wynnefield Reporting Persons beneficially owned in the aggregate 1,200,000 shares of Common Stock, constituting approximately 9.95% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 12,056,000 shares of Common Stock outstanding).

The following table sets forth certain information with respect to Common Stock directly beneficially owned by the Wynnefield Reporting Persons listed below:

Name	Number of Shares	Percentage of Outstanding Shares

Partners	359,559	3.0%

Partners I	571,881	4.7%

Offshore	268,560	2.2%

WCM is the sole general partner of Partners and Partners I and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Stock that Partners and Partners I beneficially own. WCM, as the sole general partner of Partners and Partners I, has the sole power to direct the voting and disposition of the Common Stock that Partners and Partners I beneficially own. Messrs. Obus and Landes are the co-managing members of WCM and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Stock that WCM may be deemed to beneficially own. Each of Messrs. Obus and Landes, as co-managing members of WCM, has the power to direct the voting and disposition of the shares of Common Stock that WCM may be deemed to beneficially own.

9

WCI is the sole investment manager of Offshore and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Stock that Offshore beneficially owns. WCI, as the sole investment manager of Offshore, has the sole power to direct the voting and disposition of the Common Stock that Offshore beneficially owns. Each of Messrs. Obus and Landes are executive officers of WCI and, accordingly, each may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Stock that WCI may be deemed to beneficially own. Each of Messrs. Obus and Landes, as an executive officer of WCI, has the power to direct the voting and disposition of the shares of Common Stock that WCI may be deemed to beneficially own.

Beneficial ownership of the Common Stock shown on the cover pages of and set forth elsewhere in this Schedule 13D for each member of the Wynnefield Reporting Persons assumes that they have not formed a group for purposes of Section 13(d)(3) under the Exchange Act, and Rule 13d-5(b)(1) promulgated thereunder. If the members of the Wynnefield Reporting Persons were deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1), the group would be deemed to own beneficially (and may be deemed to have shared voting and dispositive power over) in the aggregate 1,200,000 shares of Common Stock, constituting approximately 9.95% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 12,056,000 shares of Common Stock outstanding).

The filing of this Schedule 13D and any future amendment by the Wynnefield Reporting Persons, and the inclusion of information herein and therein with respect to WCM, WCI and Messrs. Obus and Landes, shall not be considered an admission that any of such persons, for the purpose of Section 16(b) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest. Each of WCM, WCI and Messrs. Obus and Landes disclaims any beneficial ownership of the shares covered by this Schedule 13D.

The Wynnefield Reporting Persons have purchased shares of Common Stock during the last 60 days (other than those shares previously reported) as follows (prices do not reflect brokerage commissions).

Name	Date	Number of Shares	Price Per Share
Partners I	April 17, 2013	23,736	$2.50

Partners	April 17, 2013	14,924	$2.50

Offshore	April 17, 2013	11,340	$2.50

(d) and (e).  Not Applicable.

10

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:	April 17, 2013
WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.
		By:	Wynnefield Capital Management, LLC, General Partner

		By:	/s/ Nelson Obus
Nelson Obus, Managing Member
WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I
		By:	Wynnefield Capital Management, LLC, General Partner

		By:	/s/ Nelson Obus
Nelson Obus, Managing Member
WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.
		By:	Wynnefield Capital, Inc.
		By:	/s/ Nelson Obus
Nelson Obus, President
WYNNEFIELD CAPITAL MANAGEMENT, LLC
		By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member
WYNNEFIELD CAPITAL, INC.
		By:	/s/ Nelson Obus
Nelson Obus, President

/s/ Nelson Obus
Nelson Obus, Individually

/s/ Joshua Landes
Joshua Landes, Individually

11